AB
4/27

09040882

UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response...	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 66407

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 There under

REPORT FOR THE PERIOD BEGINNING 01/01/08 AND ENDING 12/31/08

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARIA CAPITAL ADVISORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2202 N WEST SHORE BLVD, STE 200
(No and Street)

TAMPA (City) FL (State) 33607 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN A. ZWACK 727-561-0900
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TOMKIEWICZ WRIGHT, LLC
(Name - *if individual, state last, first, middle name*)

6111 PEACHTREE DUNWOODY RD, BLDG E, STE 102 (Address) ATLANTA, (City) GA (State) 30328 (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant* must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)

SEC
Mail Processing
Section
APR 22 2009
Washington, DC
100

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, JOHN A. ZWACK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARIA CAPITAL ADVISORS, LLC, as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

CYNTHIA L. HOHMANN
Notary Public, State of Florida
Commission# DD708921
My comm. expires Aug. 27, 2011

Signature

MANAGING DIRECTOR
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditors' report on Internal Control

****For conditions of confidential treatment of certain portions of this filing, see section 240. 17a-5(e)(3).*

FINRA
Financial Industry Regulatory Authority

Via First Class U.S. Mail and Certified Mail #7006 2760 0002 9993 1698

April 8, 2009

John Anthony Zwack, Managing Director and Chief Compliance Officer
Aria Capital Advisors, LLC
475 Central Avenue, Suite 400
St. Petersburg, FL 33701

RE: Annual Audit Deficiency – Aria Capital Advisors, LLC
CRD No. 130891

Dear Mr. Zwack:

This acknowledges receipt of your December 31, 2008 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission SEC Rule 17a-5(d). The report as submitted appears deficient in that it did not contain the following:

- An Oath of Affirmation signed by duly authorized officer, general partner, or proprietor of member firm; and notarized as required by SEC 17a-5(e)(2).

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules*. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of FINRA Rule 8210, we request that you send one copy of each item (s) listed above to this office and to the appropriate SEC regional of district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by **April 22, 2009.** Questions may be addressed to Sergio Chacon, Regulatory Coordinator, at (561) 443-8082.

Sincerely,

Manly A. Ray
Examination Manager

MAR/mg

Enclosure: Form X-17A-5 Part III Facing Page

Crystal Corporate Center
2500 N. Military Trail, Suite 302
Boca Raton, FL 33431-6324

t 561 443 8000
f 561 443 7995
www.finra.org

cc: John Mattimore
Securities and Exchange Commission
801 Brickell Avenue, Suite 1800
Miami, FL 33131